Filed Pursuant to Rule 424(b)(3)

Registration No. 333-281160

PROSPECTUS SUPPLEMENT NO. 9

(to Prospectus dated August 9, 2024)

STARDUST POWER INC.

Up to 55,190,875 Shares of Common Stock

Up to 10,566,596 Shares of Common Stock Underlying Warrants

Up to 5,566,667 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus dated August 9, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-281160). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale from time to time by the selling securityholders named in this Registration Statement or their permitted transferees (the “Selling Securityholders”) of the following:

(i) up to 55,190,875 shares of common stock, par value $0.0001 per share (the “Common Stock”), consisting of:

(a)	up to 127,777 shares of Common Stock issued to former GPAC II Public Shareholders (as defined in the Prospectus) at Closing (as defined in the Prospectus) pursuant to certain Non-Redemption Agreements (as defined in the Prospectus);

(b)	up to 4,000,000 shares of Common Stock (including 1,000,000 shares that are subject to forfeiture) issued to the Sponsor at Closing in exchange for an equivalent number of Class B ordinary shares, par value $0.0001 per share, of GPAC II that were originally purchased for approximately $0.003 per share;

(c)	up to 1,077,541 shares of Common Stock issued to PIPE Investors (as defined in the Prospectus) at Closing pursuant to certain PIPE Subscription Agreements (as defined in the Prospectus) at a purchase price of $9.35 per share;

(d)	up to 2,024,985 shares of Common Stock held by holders of vested RSU awards;

(e)	up to 42,393,905 shares of Common Stock issued to certain third parties and affiliates of Stardust Power at Closing (which in each case were issued as consideration in the Business Combination (as defined in the Prospectus) based on a value of $10.00 per share); and

(f)	up to 5,566,667 shares of Common Stock issuable upon exercise of the Private Warrants (as defined in the Prospectus); and

(ii) up to 5,566,667 Private Warrants, which were originally purchased at a price of $1.50 per Private Warrant.

We will not receive any proceeds from the sale of shares of Common Stock or Warrants (as defined in the Prospectus) by the Selling Securityholders pursuant to the Prospectus or in any supplement to the Prospectus, except upon the exercise of Warrants.

The shares of Common Stock, not including Common Stock issuable upon exercise of the Warrants, being offered for resale pursuant to the Prospectus or in any supplement to the Prospectus by the Selling Securityholders represent approximately 99.72% of shares of Common Stock (and assuming the exercise of all Warrants, 91.48% of Common Stock) outstanding as of July 31, 2024. Given the substantial number of shares of Common Stock being registered for potential resale by Selling Securityholders pursuant to the Prospectus and this prospectus supplement, the sale of shares of Common Stock or Warrants by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of holders of Common Stock or Warrants intend to sell such securities, could increase the volatility of the market price of our Common Stock or Warrants or result in a significant decline in the public trading price of our Common Stock or Warrants. Even if our trading price of Common Stock is significantly below $10.00 per share, the offering price for the units offered in the IPO (as defined in the Prospectus), certain of the Selling Securityholders, including the Sponsor, may still have an incentive to sell shares of Common Stock, because they purchased the shares at prices lower than the public investors or the current trading price of our Common Stock.

We will only receive proceeds from the exercise of Warrants if and when the holders of the Warrants choose to exercise them. The exercise of the Warrants, and any proceeds we may receive from their exercise, are highly dependent on the price of our Common Stock and the spread between the exercise price of the Warrants and the price of our Common Stock at the time of exercise. If the market price of our Common Stock is less than the exercise price of a holder’s Warrants, it is unlikely that holders will choose to exercise. There can be no assurance that the Warrants will be in the money prior to their expiration. In addition, our Warrant holders have the option to exercise the Warrants on a cashless basis in certain circumstances. See “Description of Securities - Warrants” in the Prospectus. As such, it is possible that we may never generate any cash proceeds from the exercise of our Warrants.

We will bear all costs, expenses and fees in connection with the registration of the securities. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales of the securities.

Our registration of the securities covered by the Prospectus or in any prospectus supplement does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the Common Stock. The Selling Securityholders may offer and sell the securities covered by the Prospectus or in any prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus.

You should read the Prospectus, this prospectus supplement and any prospectus supplement or amendment carefully before you invest in our Common Stock or Warrants.

Our Common Stock and Warrants are listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “SDST” and “SDSTW,” respectively. On January 31, 2025, the last reported sales price of our Common Stock was $1.00 per share and the last reported sales price of our Warrants was $0.08 per Warrant.

Our Chief Executive Officer, Roshen Pujari (hereinafter, Roshan Pujari) owns a majority of the voting power of our issued and outstanding Common Stock. As a result, we qualify as a “controlled company” within the meaning of the corporate governance standards of Nasdaq.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company. This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 3, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 28, 2025

STARDUST POWER INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39875	99-3863616
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

15 E. Putnam Ave, Suite 378 Greenwich, CT	06830
(Address of principal executive offices)	(Zip Code)

(800) 742 3095

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SDST	The Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	SDSTW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On January 28, 2025, Stardust Power Inc. (the “Company”) entered into a non-binding letter agreement with Sumitomo Corporation of Americas (“Sumitomo”), a New York corporation, contemplating a long-term commercial offtake agreement, pursuant to which Sumitomo would agree to acquire 20,000 metric tons of lithium carbonate per year from the Company’s first line of production, with the potential to increase to 25,000 metric tons based on mutual agreement. The initial contract term would span 10 years starting from the date of the first qualification of the Company’s lithium carbonate for sale to any of Sumitomo’s customers, with an option for Sumitomo to renew for an additional five years under mutually agreed terms, provided written notice is given to the Company at least twelve months prior to the end of the initial term.

The parties have agreed to pricing based on spot market prices published by either Fastmarkets or another mutually agreed upon reputable market price reporting agency and agreed to collaborate reasonably and as necessary to adjust pricing in the future to accommodate specific customers. The parties agreed to undertake joint marketing efforts to promote the lithium carbonate, with Sumitomo agreeing to minimum marketing activities to be determined in the definitive agreement.

Under the agreement, prior to producing a battery grade product that is qualified by end-use customers, Sumitomo would agree to purchase technical grade lithium products at the annual volumes or in volumes up to what Stardust Power produces based on spot market prices published by either Fastmarkets or another mutually agreed upon reputable market price reporting agency.

The transaction is subject to the negotiation and execution of a definitive agreement by the parties. A detailed negotiation timeline will be established to include milestones and deadlines for key deliverables.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 3, 2025

STARDUST POWER INC.

By:	/s/ Roshan Pujari
Name:	Roshan Pujari
Title:	Chief Executive Officer